

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 28, 2011

By U.S. Mail

Gregory S. Martin
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street
New York, NY 10036

Re: **Pzena Investment Management, Inc.**
        Registration Statement on Form S-3
        Filed February 14, 2011
        File No. 333-172204

Dear Mr. Martin:

    We have limited our review of your registration statement to those issues we have addressed in our comments.

<u>General</u>

1.   We note your response to comment one in our letter dated March 2, 2011. We continue to believe that you may have commenced this transaction privately, on or about October 30, 2007, when you and the unit holders executed the amended and restated operating agreement of Pzena Investment Management, LLC. As we have noted previously, transactions that are commenced privately must be completed privately. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

    Section 2.01 of Exhibit B to the operating agreement appears to confer upon unit holders the right to exchange their units for shares of the registrant at least once per year. More specifically, Section 2.01(a) contains a proviso in the first sentence that appears to mandate that the unit holders be given the opportunity to decide whether to exchange their units for shares at least once per year, on "the last Business Day of such Annual Period" in the event that the managing member does not set an exchange date. When an overlying security is exchangeable for an underlying security within one year, an offer of the underlying security is deemed to occur at the time of the offer of the overlying security. Please refer to Question 103.04 of our Securities Act Sections Compliance and Disclosure Interpretations. Under the circumstances, we would not object if you converted the transaction to a resale by unit holders of the Class A common shares issuable in exchange for outstanding Class B Units. If you continue to believe that the shares have not been offered privately, please provide a detailed supporting analysis citing relevant regulatory guidance.

Please contact Dieter King, staff attorney, at (202) 551-3338 or Jay Ingram, legal branch chief, at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Richard B. Aftanas, Esq. (Via Facsimile 917-777-4112)